UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-37108

Commission File Number: 333-148024

MetLife 401(k) Plan

(formerly the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates)

(Exact Name of registrant as specified in charter)

MetLife, Inc.

200 Park Avenue

New York, NY

10166-1088

212-578-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in MetLife 401(k) Plan

(Title of each class of security covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

The MetLife 401(k) Plan, formerly the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) of MetLife, Inc. (the “Company”) has terminated the option to invest in a fund consisting primarily of shares of common stock, $0.01 par value per share, of the Company (the “Common Stock”), and all Plan balances invested in the fund consisting primarily of shares of Common Stock or related plan interests held under the Plan were liquidated. The Company filed post-effective amendments on Form S-8 with the Securities and Exchange Commission to deregister all shares of Common Stock and related plan interests that remained unsold under the Plan. Accordingly, the Plan is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the MetLife 401(k) Plan (formerly the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 13, 2020

METLIFE 401(K) PLAN

By:	/s/ Andrew J. Bernstein
	Name:	Andrew J. Bernstein
	Title:	Plan Administrator